McLaren Technology Acquisition Corp.

2600 Michelson Drive, Suite 2700

Irvine, CA 92612

October 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	McLaren Technology Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed September 3, 2021
File No. 333-259339

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, McLaren Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on November 2, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Sajan Pillai
Sajan Pillai
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Greenberg Traurig LLP